MagnaChip Semiconductor, Ltd. 424, Teheran-ro, Gangnam-Gu Seoul 135-738, Republic of Korea Office (82) 2-6903-3073 Fax (82) 2-6903-3898 theodore.kim@magnachip.com

August 21, 2015

VIA EDGAR AND COURIER

Cecilia Blye, Chief

Office of Global Security Risk

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-6010

Re:	MagnaChip Semiconductor Corporation

Form 10-K for Fiscal Year Ended December 31, 2014

Filed May 28, 2015

File No. 1-34791

Dear Ms. Blye:

MagnaChip Semiconductor Corporation (including its subsidiaries, the “Company”) provides the following information in response to the comments contained in the correspondence of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated August 7, 2015 relating to the aforementioned Form 10-K (the “Form 10-K”). For reference purposes, the text of your letter dated August 7, 2015 has been reproduced herein (in bold), with the Company’s response below each numbered comment. Unless the context otherwise requires, references to “MagnaChip,” “our,” “us,” or “we” mean MagnaChip Semiconductor Corporation on a consolidated basis with its wholly owned subsidiaries. The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the Fiscal Year Ended December 31, 2014

General

1.	You state on pages 13 and 22 of the 10-K that your customer Samsung Display Corporation accounted for more than 11.4% of your net sales for the year ending December 31, 2014. The Samsung Electronics (Samsung) 2014 Annual Report states that Samsung Display is a subsidiary of Samsung. The Samsung website indicates that Samsung has a store in Sudan and that Samsung televisions are available in Syria. We also are aware of a 2013 news article that refers to a Samsung license and a Samsung franchise in Syria.

Sudan and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the

MagnaChip Semiconductor, Ltd., 424, Teheran-ro, Gangnam-Gu, Seoul 135-738, Republic of Korea

nature and extent of your past, current, and anticipated contacts with Sudan and Syria, if any, whether through subsidiaries, affiliates, distributors, customers, joint ventures or other direct or indirect arrangements. You should describe any services, products, information or technology you have provided to Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities they control.

Response: We advise the Staff that the Company has not during the period covered by our Form 10-K, and does not currently provide, and has no future plans to provide, any services, products, information or technologies to Sudan or Syria, their governments or entities they control. The Company has not entered into any agreements or arrangements with Sudan or Syria and has no future plans to enter into any such agreements or arrangements. Moreover, the Company does not maintain any offices or other facilities in Sudan or Syria, has no employees in either of those countries, and has no assets or liabilities associated with activities in either of those countries.

The Company has not shipped any of the products that the Company has sold to Samsung Display Co., Ltd. (“Samsung”) to Sudan or Syria, and the Company’s sales to Samsung were made in compliance with applicable export control and economic sanctions regulations. The Company has no knowledge of or any basis to believe that the Company’s products were, or will in the future be, incorporated into Samsung products sold, either directly or indirectly, in Sudan or Syria. Samsung has not provided the Company with information sufficient for the Company to reasonably determine sales of Samsung products on a geographic basis. Furthermore, the Company has no actual control over where Samsung sells its products.

The Company has export control and economic sanctions policies and procedures in place and is committed to compliance with these laws. The Company’s export compliance procedures include training for key personnel and procedures for screening customer agreements. In addition, the Company has a Code of Business Conduct and Ethics that applies to all Company employees wherever they are located or doing business, and which sets forth the Company’s policy that all Company directors, officers, employees, agents, and contractors must comply with all applicable laws, regulations, rules, and regulatory orders of the cities, states, and countries in which the Company operates and accordingly, all Company directors, officers, and employees must comply with the laws, regulations, rules, and regulatory orders of the United States, including the Foreign Corrupt Practices Act and the U.S. Export Control Act, in addition to applicable local laws in the Republic of Korea and elsewhere.

2.	Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

Response: As indicated in our response to Comment No. 1 above, the Company has not had any contacts with Sudan or Syria. Therefore, the Company has not had any revenue, assets and liabilities associated with Sudan or Syria for the last three fiscal years and the subsequent interim period.

If you have any questions regarding our responses, please feel free to contact me by telephone at (82) 2-6903-3073 or by facsimile at (82) 2-6903-3898, or Stuart Ogg of Jones Day, outside counsel to the Company, by telephone at (213) 243-2365 or by facsimile at (213) 243-2539.

Very truly yours,

MagnaChip Semiconductor Corporation

By:	/s/ Theodore S. Kim
Theodore S. Kim
Chief Compliance Officer, Executive Vice President and General Counsel

cc:	Amanda Ravitz, SEC

Daniel Leslie, SEC

W. Stuart Ogg, Jones Day

Micheal Reagan, Jones Day

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